UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17252Y104
(CUSIP Number)

James E. Besser Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 United States of America Tel. No.: 617-399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,618

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

431,350

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

431,350

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,968

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	17252Y104

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

The Reporting Persons believe that today's election of directors with only approximately 4 million votes reflects that over half of the shareholders disagree with the Issuer's direction and their tactics, and they do not believe that Issuer's management and board of directors are acting in the best interests of the shareholders.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management Company, LLC, may be deemed to be the beneficial owners of 551,618 Shares, constituting 5.2% of the Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owners of 982,968 Shares, constituting 9.2% of the Shares.

The percentage of the class of Shares of the Issuer beneficially owned by each Reporting Person is based upon 10,657,564* Shares outstanding as of the date hereof.

Manchester Management Company, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

Mr. Besser has the sole power to vote or direct the vote of 431,350 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 431,350 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

There have not been any transactions by the Reporting Persons in the securities of the Issuer since the Schedule 13D filed by the Reporting Persons on April 18, 2011.

*This outstanding Shares figure reflects the number of outstanding Shares at December 31, 2010, as reported in the Issuer's Form 10-K, filed on February 28, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to shareholders dated June 6, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2011
(Date)

Manchester Management Company, LLC
By:	/s/ James E. Besser
James E. Besser, Managing Member
By:	/s/ James E. Besser___________
James E. Besser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

June 6, 2011

To my fellow shareholders of Vermillion, Inc.,

Friday night brought a very interesting piece of news to light regarding Vermillion, Inc. (the "Company" or "Vermillion").  It appears that on May 9th, another shareholder brought suit against the Company in the Delaware Court of Chancery to delay the annual meeting and open the slate of directors up for a fair and open vote.  Despite the fact the Company prevailed in the suit, a quick reading of the complaint makes it clear that the plaintiff was seeking a re-opening of the directors slate for the 2011 annual meeting.  The Company withheld any mention of this lawsuit until Friday night when it release a press release - although it was filed May 9th (before the earnings call and the filing of the Company's 10-Q).  While I do not know the Company's motivation for withholding this news, I would guess that it was to prevent other interested shareholders from joining in and voicing their opinions.  Vermillion's definition of "material," it seems to me, covers the granting of patents for a variety of disease biomarkers that are in their early stages of development, but a potential change in the vote on half the board of directors does not, it seems, meet their high standard of materiality.

Also, in the judge's decision, he quotes CEO Page as stating under oath that she used the poison pill to "give her the leverage to negotiate some kind of resolution" to her problems with dissident shareholders.  This should answer any questions that a new shareholder would have about whether this management team will employ every means at their disposal to hold onto the reigns of power.  As a refresher, we asked the board almost two months ago to allow us to propose an alternate slate of board members so that the owners of the Company could weigh in on the execution of management to date and allow us to nominate a set of board members that might better represent our interests and the skill set that the Company needs - the ability to sell in a small company setting.  In the last two months, they have gone to court to prevent such a scenario, appointed a seventh board member to I believe head off any chance of losing control if their three nominees were not elected (they are currently running unopposed), moved up the date of the annual meeting I believe to make it hard for shareholders to organize, and I believe aggressively threatened the use of the poison pill.

Despite a month of aggressive and costly solicitation, the board members received only approximately 4 million votes at today's meeting.  Between broker non votes (which we believe many people used to try to withhold their votes, votes deliberately withheld from voting present (such as my own), and votes against the slate, I am confident that well over half the shareholders disagree with the Company's direction and their tactics.  I believe change is desperately needed - and it needs to happen at the CEO level.  No amount of parliamentary trickery and confusing language and dithering can change that.

Here is a question I would pose to management and the "independent" board in terms of capital allocation: How much money have you spent this quarter between parliamentary maneuvering, legal counsel, and proxy solicitation in your attempt to deny shareholders a simple thumbs up/thumbs down on your efforts at the Company over the last year?  I guess that it is a significant amount relative to the Company's available capital.

I have been highly critical of management, and I would like to make some constructive suggestions on how the board and the management team can easily be improved in order to ramp OVA1 faster:

1.
CEO Gail Page lacks the ability to operate this business plan as anything other than as a "baby Labcorp."  Instead of operating as a nimble organization, Vermillion has four layers of management- the salesforce, two VPs of Sales, a VP of Sales and Marketing, and then CEO Page.  Do we really need 4 managers to run 12 salespeople?  The organization should be direct reports to the CEO at this point, if the sole value add of the CEO is selling tests, which is certainly true in this case.

2.
In addition to CEO Page's failures as CEO, I do not believe she has developed an effective management staff.  Bill Creech, while a likeable guy, is another big company middle manager just like her.  The Company needs a CEO (or COO) who has done this from the ground up before.  Luckily, there are a lot of people out there who fit the bill.

3.
We have talked about this before, but the Company needs to devote a substantial amount of effort to the direct selling opportunity to hospitals, even if it means buying some equipment and offering OVA1 as a service- the potential contribution margins are just too great, and it takes the problems with the Quest relationship out of the picture until Vermillion can show pull through its own channel.

4.
Business development needs to be taken seriously- I have had contact with 2 companies of equal or larger size to Vermillion who have attempted to interact with Vermillion management and have been ignored, rebuffed, or treated in a highly unprofessional manner by CEO Page or her staff.  This isn't a science problem, where relationships are great, it's a CEO problem.  If I have stumbled across these issues as an outsider, not even in the industry, filing 13D's; apply common sense and imagine how many opportunities have been squandered.  European partners would be particularly sensitive to these types of affronts, and 9 months after being granted the CE mark, there is no European or ROW commercialization strategy visible to shareholders outside of Quest.  I believe that this is no coincidence.

5.
Despite their big company resumes, the board has not helped the sales effort or business development in any meaningful way.  I believe the board should be populated by people who know how to fix sales problems and ramp product, and I don't believe that that skill set is present, or, if it is present, it has been ignored to date.  The board has a couple of quality scientists on it, but that is not a weakness of the Company, with the great job done by Dr. Fung building the scientific assets.  Roddy and Hamilton both have CFO backgrounds, but in light of the Company's actions over the past 12 months, its hard for me to give them a nod on corporate governance and responsiveness to the shareholders.  Change is sorely needed here as well.

Luckily, the solutions to these problems are far easier than an FDA or scientific problem.  What is obviously required is a tweak of the board and the replacement of CEO Page with someone possessing a skill set aligned with Vermillion's current size and challenges.  A new CEO, if properly selected, will cut the burn, align management interests with shareholders, fix the selling process, and instantly restore corporate credibility with Wall Street and the other potential partners in the diagnostic space.  The board needs several executives with experience selling to evaluate CEO candidates, and several members who have the right kind of experience in creating shareholder value and can stand up to aggressive managements.  We have several  directors identified, and would welcome the opportunity to present them to shareholders or the current board as an alternative to the current board.  Taken together, I believe the steps above will substantially increase the value of Vermillion, Inc.

Submitted,

James Besser
Manchester Management

SK 02849 0008 1202185